NOTE F.  CONTINGENCIES
Currently, the Fund is a nominal defendant in a shareholder derivative and purported class action which alleges violations of the Federal securities laws and breach of fiduciary duty by the Fund's directors and investment adviser in connection with the Fund's July 1996 rights offering.
By Opinion and Order dated April 6, 1998, the District Court granted a motion to dismiss the complaint in its entirety as to the class action claims and denied the motion to dismiss as to all other claims.
On May 22, 1998, the directors created a special litigation committee of the Board composed of two newly-appointed disinterested directors who are not named parties in the Strougo Litigation for the purpose of considering the allegations raised in the Strougo Litigation. In December, 1998, the special litigation committee issued a report concluding that the claims had no merits and filed a motion to dismiss or, in the alternative, for summary judgement. In April 1999, the District Court adjourned the motion by the special litigation committee, pending further limited discovery by Mr. Strougo's attorneys. The District Court ordered that discovery be completed within 60 days from April 26, 1999 at which point the committee's motion to dismiss or, in the alternative, for summary judgement will be renewed. That period was subsequently extended without date, and the parties are in the process of concluding discovery. The costs of defending the directors in this matter are being advanced by the Fund pursuant to rights of indemnity set forth in the Fund's charter documents and are reflected in the Fund's operating expenses.
The investment adviser may be entitled to similar advancement of expenses and rights of indemnity. Management believes that neither the outcome of this litigation nor the Fund's related indemnification obligations will have a material adverse effect on the financial position or future operating results of the Fund, although there can be no assurance to that effect.